UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

     (Mark One)

     [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

     for the fiscal year ended December 31, 2001.

     or

     [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

     for the transition period from      to     .

Commission file number: 000-22939

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

XO COMMUNICATIONS, INC. 401(k) SAVINGS AND RETIREMENT PLAN

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XO Communications, Inc.
11111 Sunset Hills Drive
Reston, Virginia 20190

XO Communications, Inc.
401(k) Savings and Retirement Plan

         Schedule of Reportable Transactions
         Loan or Fixed-Income Obligations
         Leases in Default or Classified as Uncollectible

2001 Report of Independent Auditors

To the Trustees of
XO Communications, Inc.
401(k) Savings and Retirement Plan:

     We have audited the accompanying statement of net assets available for plan benefits of the XO Communications, Inc. 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

     Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 2001 and nonexempt transactions for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

Baltimore, MD
June 27, 2002

2000 Report of Independent Public Accountants

To the Trustees of
XO Communications, Inc.
401(k) Savings and Retirement Plan:

     We have audited the accompanying statements of net assets available for benefits of the XO Communications, Inc. 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Vienna, Virginia
June 25, 2001

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan’s filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.

XO Communications, Inc.
401(k) Savings and Retirement Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

	December 31,

	2001	2000

Assets:
Cash and cash equivalents	$230	$6,610
Investments — at fair value	58,082,920	51,611,364
Receivables:
Participants’ contributions	429,745	970,207
Employer contributions	251,358	506,666

Net assets available for plan benefits	$58,764,253	$53,094,847

The accompanying notes are an integral part of these financial statements.

XO Communications, Inc.
401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

Additions to net assets attributed to:
Contributions:
Participant	$21,017,252
Employer, net of forfeitures	12,550,890
Participant rollovers	2,331,470

Total contributions	35,899,612

Investment income (loss):
Net decrease in fair value of investments	(22,647,895)
Interest and dividends	898,528

Total investment income (loss)	(21,749,367)

Total additions	14,150,245
Deductions from net assets attributed to — distributions paid to participants	(8,480,839)

Net increase in plan assets	5,669,406
Net assets, beginning of year	53,094,847

Net assets, end of year	$58,764,253

The accompanying notes are an integral part of these financial statements.

XO Communications, Inc.
401(k) Savings and Retirement Plan

Notes to Financial Statements
As of December 31, 2001 and 2000

1.  Plan Description

     The following description of the XO Communications, Inc. 401(k) Savings and Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Overview

     The Plan was established as a defined contribution plan on January 1, 1995, in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and covers eligible employees of XO Communications, Inc. and its subsidiaries and certain affiliates (the “Company” or “XO”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan allows eligible employees of the Company to contribute to the Plan.

Plan Administration

     T. Rowe Price is the plan administrator and trustee for the Plan.

Eligibility

     Most employees of the Company are eligible to participate as defined in the Plan document. Participants are eligible to receive applicable employer-matching contributions immediately upon Plan participation.

Contributions

     Participants may elect to defer on a pretax basis up to 20 percent of their eligible pay-period compensation to any of the funds in which the Plan has invested, subject to limits detailed in the IRC. For each pay period during 2001, the Company provided a matching contribution equal to 100% of the participant’s eligible contributions for such pay period, up to a maximum of 5% of such compensation for the pay period. Although the Plan provides that matching contributions from the Company and any additional profit sharing amounts may be contributed at the sole discretion of the Company’s board of directors, no such amounts were authorized in 2001. Both employee and employer contributions are subject to limitations that must comply with the nondiscrimination requirements of the IRC.

Vesting

     Participants are fully vested in their contributions and actual earnings thereon. Vesting in employer matching contributions is based on years of continuous service. After one year of service, participants vest in the employer matching contributions on a monthly basis. During 2001, a participant’s account vested according to the following schedule:

Completed Years of Service	Vested Percentage

1 year or less	—%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Participant Loans

     A participant may borrow from his or her fund balance a minimum of $1,000 up to a maximum of the lesser of (A) one-half of the non-forfeitable portion of the participant’s account and (B) $50,000 minus the excess of the highest outstanding loan balance during the previous twelve months over the outstanding balance of loans from the Plan. Principal and interest are repayable through payroll deductions over periods ranging up to five years, unless the loan is for the purchase of a primary residence, in which case the loan may be repaid over fifteen years. The interest rate is fixed and is determined by the rate that is equal to the prime interest rate quoted in the Wall Street Journal on the date the loan is requested, plus 1%. For the year ended December 31, 2001, interest rates on participant loans were between 7.0% and 10.5%. Loans to participants are recorded at cost, which approximate fair value. In the event of retirement, death, disability, or termination of employment, the loan becomes payable in full.

Forfeited Accounts

     Forfeitures consist of that portion of a participant’s account representing employer contributions which are not vested upon termination from service. These amounts may be used to either reduce future employer contributions or administrative expenses of the Plan. As of December 31, 2001, there was $658,869 available to reduce future employer contributions or administrative expenses of the Plan. During 2001, employer contributions were reduced by $523,887 from forfeited non-vested accounts.

Rollovers

     New employees are permitted to transfer account balances from qualified plans to the Plan.

Distributions

     Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the full value of the participant’s account. For termination of services for other reasons, a participant may receive the value of his or her vested interest in his or her account. The plan permits “in-service withdrawals” in the case of rollover accounts, attainment of age 59 1/2 and hardship withdrawals. If the participant is invested in XO stock at the time of termination, the participant will receive a distribution in cash unless the employee requests the stock in kind.

Participant Accounts

     Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s investment income.

Plan Amendments

     On November 14, 2001, the Company’s board of directors approved the following amendments:

•	employees of the Company hired effective on or after January 1, 2002 shall be enrolled automatically to participate in the Plan for purposes of making a compensation reduction contribution, at a rate of 2% of the participant’s compensation, unless the employee chooses to withdraw from the Plan within 60 days of employment;

•	employees who are Plan participants on or after January 1, 2002 shall have a non-forfeitable interest in the value of their account attributable to employer matching contributions based on years of service as follows:

Years of Service	Non-forfeitable Percentage

1	20%
2	60%
3	100%

•	the Plan suspended the XO employer stock fund as an investment election.

2.  Summary of Significant Accounting Policies

Basis of Accounting

     The accompanying financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States.

Use of estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from these estimates.

Income Recognition

     Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

Investment Valuation

     Cash equivalents are stated at cost, which approximates market value. Investments in mutual funds and collective investment trusts are stated at fair market value based on quoted market prices or quoted net asset values per national securities exchanges on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for Plan benefits the net increase or decrease in the fair value of its investments, which consists of the net realized gain or losses and the net unrealized appreciation or depreciation on those investments.

     During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $22,647,895 as follows:

Mutual Funds	$8,183,661
Collective Investment Trusts	641,552
XO Communications Common Stock	13,822,682

Net decrease in fair value of investments	$22,647,895

3.  Significant Investments

     The fair value of investments representing 5 percent or more of the Plan’s net assets as of December 31, 2001 or 2000, are as follows:

	December 31,

	2001	2000

Balanced Fund, 251,340 and 178,776 shares at December 31, 2001 and 2000, respectively*	$4,395,939	$3,427,135
Blue Chip Growth Fund, 367,554 and 246,145 shares at December 31, 2001 and 2000, respectively*	10,648,049	8,332,007
International Stock Fund, 283,536 and 207,951 shares at December 31, 2001 and 2000, respectively*	3,116,064	3,019,451
Invesco Telecommunications Fund, 269,095 and 202,106 shares at December 31, 2001 and 2000, respectively	4,472,357	7,332,414
Science & Technology Fund, 147,103 and 80,033 shares at December 31, 2001 and 2000, respectively*	3,077,397	2,846,769
Small-Cap Stock Fund, 393,393 and 313,107 shares at December 31, 2001 and 2000, respectively*	9,968,580	7,473,872
Spectrum Income Fund, 287,633 and 185,988 shares at December 31, 2001 and 2000, respectively*	3,048,915	2,003,090
Equity Index Trust, 191,299 and 132,767 shares at December 31, 2001 and 2000, respectively*	5,897,758	4,650,845
T. Rowe Price Stable Value Fund, 5,154,645 and 2,839,054 shares at December 31, 2001 and 2000, respectively*	5,154,645	2,839,054
XO Communications Common Stock, 3,058,862 and 437,206 shares at December 31, 2001 and 2000, respectively*	293,651	7,787,734

Total significant investments	$50,073,355	$49,712,371

     *     Parties-in-interest

4.  Tax Status

     The Company has received from the Internal Revenue Service a favorable tax determination letter dated May 30, 2002, which covers all amendments to the Plan executed through November 13, 2001. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2001.

5.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, no further contributions may be made to the Plan. In the event of Plan termination, participants would become fully vested in their employer contributions.

6.  Administrative Expenses

     Except for certain costs associated with participant initiated transactions, administrative expenses of the Plan are paid by the Company or offset by participant forfeitures. Total Plan expenses paid by the Company for the year ended December 31, 2001 was $317,985. The Company also provides administrative support at no cost to the Plan.

7.  Party-in-Interest Transactions

     T. Rowe Price is the trustee for the Plan and the Plan had cash held in a holding account and investments in shares of several funds which are managed by T. Rowe Price. These transactions qualify as party-in-interest transactions.

8.  Subsequent Events

     Effective April 1, 2002, the Company reduced its employer matching contribution from a 100% matching contribution up to 5% of the participant’s compensation to a 50% matching contribution up to 5% of the participant’s compensation.

     On June 17, 2002, the Plan's sponsor filed for bankruptcy protection under Chapter 11 of the bankruptcy code. As part of this filing, a Motion for Entry of Order Pursuant to Sections 363(b) and 105(a) of the Bankruptcy Code Authorizing Payment of Prepetition (i) Employee Wages, Salaries and Other Compensation, (ii) Employee Medical, Dental and Similar Benefits, and (iii) Reimbursable Employee Expenses,”(the “Wage Motion”) was filed and approved by the court. The Wage Motion provides for, among other things, that the Company continue to pay all salary and benefits, including 401(k) contributions.

XO Communications, Inc.
401(k) Savings and Retirement Plan

Schedule H, Line 41 – Schedule of Assets Held for Investment Purposes
As of December 31, 2001

Identity of Issuer	Description	Current Value

T. Rowe Price Cash Holding Account *	Cash Account	$230

PIMCO Total Return Fund	Mutual Fund	1,143,576
Spectrum Income Fund*	Mutual Fund	3,048,915
Balanced Fund*	Mutual Fund	4,395,939
Blue Chip Growth Fund*	Mutual Fund	10,648,049
International Stock Fund*	Mutual Fund	3,116,064
Invesco Telecommunications Fund	Mutual Fund	4,472,357
Janus Fund	Mutual Fund	2,438,131
Managers Special Equity Fund	Mutual Fund	1,143,662
Science and Technology Fund*	Mutual Fund	3,077,397
Small-Cap Stock Fund *	Mutual Fund	9,968,580
Vanguard Windsor II Portfolio	Mutual Fund	1,717,218
T. Rowe Price Stable Value Fund *	Collective Inv. Trust	5,154,645
Equity Index Trust*	Collective Inv. Trust	5,897,758
XO Communications Common Stock*	Common Stock	293,651
Participant Loan Fund (interest rates ranging from 7.0 to 10.5 percent maturing through July 2016)*	Participant Loan Fund	1,566,978

Total Investments		$58,082,920

     *     Parties-in-interest

The accompanying notes are an integral part of this schedule.

XO Communications, Inc.
401(k) Savings and Retirement Plan

Schedule G, Part III — Schedule of Nonexempt Transactions
For the Year Ended December 31, 2001

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-In-Interest	(c) Description of Transactions	(i) Current Value of Asset

XO Communications, Inc.	Plan Sponsor	Failure to timely remit participant deferrals for certain pay periods during the year ended December 31, 2001. The employer intends to remit lost earnings to the Plan in 2002.	Approximately $10,000.

Note: Columns (d) through (h) and (j) not shown as they are not applicable.

The accompanying notes are an integral part of this schedule.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

XO Communications, INC. 401(k) SAVINGS AND RETIREMENT PLAN

Date: June 30, 2002	By:/s/ Wayne M. Rehberger Senior Vice President and Chief Financial Officer (Principal financial and accounting officer)